Item 7
 Aperio Group, LLC
 BlackRock Asset Management Canada Limited
 BlackRock Financial Management, Inc.
 BlackRock Fund Advisors
 BlackRock Investment Management, LLC
 BlackRock Japan Co., Ltd.


*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G.